UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 21, 2016

FEDERAL HOME LOAN BANK OF CHICAGO
(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

200 East Randolph Drive	
Chicago, Illinois	**60601**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:
(312) 565-5700

Former name or former address, if changed since last report:
Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On July 21, 2016, the Federal Home Loan Bank of Chicago (the "Bank") sent a letter to its members to report selected preliminary unaudited financial results for the quarter ended June 30, 2016 and the declaration of a dividend. The full text of the member communication is furnished as Exhibit 99.1 to this Form 8-K.

The information being furnished pursuant to Items 2.02 and 9.01 on this Current Report on Form 8-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Current Report contains forward-looking statements which are based upon current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, the Bank's ability to successfully execute its business model and to pay future dividends (including enhanced dividends on activity stock), the Bank's ability to continue to offer the Reduced Capitalization Advance Program, the Bank's ability to implement new or enhanced MPF products, the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from its members, including maintaining compliance with its minimum regulatory capital requirements and determining its financial condition is sound enough to support such repurchases and redemptions, the impact to the Bank from the Federal Housing Finance Agency's final membership rule and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on its website at www.fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Current Report.

Item 9.01 Financial Statements and Exhibits

Exhibit No.	Description
99.1	Member communication dated July 21, 2016

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: July 21, 2016   By: /s/ Roger D. Lundstrom

                                        Roger D. Lundstrom

                                        Executive Vice President and Chief Financial Officer

FHLB Chicago | Federal Home Loan Bank of Chicago

Exhibit 99.1

July 21, 2016

To Our Members:

Today the Board of Directors of the Federal Home Loan Bank of Chicago (Bank) maintained the dividend levels set last quarter for the second quarter of 2016. The Board again recognized our members that borrow from the Bank by declaring a 2.80% dividend (annualized) on Class B1 activity capital stock. The Board also declared a 0.60% dividend (annualized) on Class B2 membership capital stock. In addition, the Bank expects to report net income of $104 million for the second quarter of 2016 when we file our Form 10-Q with the Securities and Exchange Commission next month. [Click here] for preliminary and unaudited financial results and details on the dividend payments.

Meeting Your Business Needs

We have focused our efforts over the past few years to optimize your investment in the Bank as one way to enhance the value of your membership. This quarter we announced the latest evolution of our Reduced Capitalization Advance Program (RCAP), which allows members to borrow new advances using less activity stock. The new RCAP has no minimum term requirement and is available for most products, including short-term advances. This provides our borrowing members with flexibility in how they choose to benefit from supporting the cooperative. Read more here.

In addition, earlier this week we announced enhancements to our MPF® Direct product. The single-family loan limit is increasing to $2.5 million from $1.5 million. Hybrid adjustable rate mortgages, which members tell us they wish to sell into the MPF Program, will also be eligible for delivery.

Advances outstanding reached all-time highs in the second quarter, as did letter of credit balances. At June 30, 2016, advances were $46.4 billion, up 26% from December 31, 2015, and letters of credit were $8.4 billion, up 25% from December 31, 2015. Volume in the MPF Program continues to grow as well. As a member-focused cooperative, we have designed our products and services to focus on your needs. The growth in member products is an important way in which we measure our success in fulfilling our role as your Home Loan Bank.

Turning Point: Politics, Technology, and the Global Economy

As politics and economics dominate world headlines, we are fortunate to have enlisted Dan Rather, legendary TV news anchor, and Mark Zandi, Chief Economist and Co-Founder of Moody's Economy.com, to share their insight at our management conference "Turning Point: Politics, Technology, and the Global Economy" on August 4-5. They will be joined by cybersecurity authority Theresa Payton and innovator Peter Diamandis. If you have not already registered, please click here.

I look forward to seeing you next month at the management conference. As always, thank you for your membership in the Federal Home Loan Bank of Chicago.

Best regards,

Matt Feldman
President and CEO

This letter contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to successfully execute our business model and to pay future dividends (including enhanced dividends on activity capital stock), our ability to continue to offer the Reduced Capitalization Advance Program, our ability to implement new or enhanced MPF products, our ability to meet required conditions to repurchase or redeem excess capital stock from our members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, the impact to us from the Federal Housing Finance Agency's final membership rule, and the risk factors set forth in our periodic filings with the Securities and Exchange Commission, which are available on our website at www.fhlbc.com. We assume no obligation to update any forward-looking statements made in this letter. The financial results discussed in this letter are preliminary and unaudited. "MPF" is a registered trademark of the Federal Home Loan Bank of Chicago.

[The text below follows the first "click here" link]

Second Quarter 2016 Dividend
Based on the Bank's preliminary financial results for the second quarter of 2016, the Board of Directors of the Federal Home Loan Bank of Chicago declared on July 21, 2016, a dividend of 2.80% (annualized) for Class B1 activity capital stock and a dividend of 0.60% (annualized) for Class B2 membership capital stock. The higher dividend on Class B1 stock, in effect, lowers your cost of doing business with the Bank. The actual effective combined dividend rate on the total stock held by each member will depend on its level of activity with the Bank during the second quarter and the relative number of shares of membership and activity stock. The dividend will be paid by crediting your account on Monday, August 15, 2016.

Second Quarter 2016 Financial Highlights
The results discussed here are preliminary and unaudited. Please refer to the Condensed Statements of Income and Statements of Condition on the next page. We expect to file our second quarter 2016 Form 10-Q with the Securities and Exchange Commission next month. You will be able to access it on our website, www.fhlbc.com, or through the SEC's reporting website.

- We recorded **net income** of $104 million for the second quarter of 2016, up from $97 million in the second quarter of 2015, as we benefitted from continued litigation settlement awards related to our private-label mortgage-backed securities (MBS) as discussed below.
- **Net interest income** for the second quarter of 2016 was $111 million, which included approximately $11 million of income from the prepayment fees associated with certain advance and investment security prepayments during the period. For the second quarter of 2015, **net interest income** was $121 million, which included approximately $12 million of income from prepayment fees associated with certain investment security prepayments during the period. The primary factor for the decline in **net interest income** between the second quarters of 2016 and 2015 was the result of the continued maturity of our higher earning investments and MPF loan portfolios in addition to increased funding costs we experienced during the period. These increased funding costs were the result of our utilization of longer-term funding for our balance sheet.
- **Litigation settlement awards** related to our private-label MBS were $38 million for the second quarter of 2016 compared to $10 million for the second quarter of 2015, as such remaining outstanding litigation, and any related settlement awards, wind down.
- **Other noninterest expense** increased to $46 million for the second quarter of 2016, compared to $33 million for the second quarter of 2015, driven mainly by litigation expenses of $5 million and $1 million, respectively, related to our private-label MBS litigation settlements during the periods, along with an increase in other operating expenses.
- Total **investment securities** decreased $1.6 billion to $23.0 billion at June 30, 2016, down 7% from $24.6 billion at December 31, 2015 as our investment portfolio continued to pay down.
- **Advances** outstanding increased $9.6 billion to $46.4 billion at June 30, 2016, up 26% from $36.8 billion at December 31, 2015, as members support investment activities and loan growth in their communities.

- **MPF Loans held in portfolio** remained relatively flat from December 31, 2015 to June 30, 2016 as new MPF loan volume helped offset paydown and maturity activity during the period.
- Total **assets** increased $10 billion to $80.7 billion as of June 30, 2016, up 14% compared to $70.7 billion as of December 31, 2015.
- We reached nearly $2.9 billion in **retained earnings** at June 30, 2016.
- We remained in compliance with all of our regulatory capital requirements as of June 30, 2016.

This publication contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to successfully execute our business model and to pay future dividends (including enhanced dividends on activity capital stock), our ability to continue to offer the Reduced Capitalization Advance Program, our ability to implement new or enhanced MPF products, our ability to meet required conditions to repurchase or redeem excess capital stock from our members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, the impact to us from the Federal Housing Finance Agency's final membership rule, and the risk factors set forth in our periodic filings with the Securities and Exchange Commission, which are available on our website at www.fhlbc.com. We assume no obligation to update any forward-looking statements made in this letter. The financial results discussed in this publication are preliminary and unaudited. "MPF" is a registered trademark of the Federal Home Loan Bank of Chicago.

FHLB Chicago | Federal Home Loan Bank of Chicago

Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	June 30, 2016	December 31, 2015	Change
Cash and due from banks, interest bearing deposits, Federal Funds sold, and securities purchased under agreement to resell	$ 6,348	$ 4,226	50 %
Investment securities	22,991	24,597	(7)%
Advances	46,424	36,778	26 %
MPF Loans held in portfolio, net of allowance for credit losses	4,667	4,828	(3)%
Other	232	242	(4)%
Assets	$ 80,662	$ 70,671	14 %
Consolidated obligation discount notes	$ 45,876	$ 41,564	10 %
Consolidated obligation bonds	29,091	22,582	29 %
Subordinated notes	—	944	(100)%
Other	1,188	929	28 %
Liabilities	76,155	66,019	15 %
Capital stock	1,774	1,950	(9)%
Retained earnings	2,884	2,730	6 %
Accumulated other comprehensive income (loss)	(151)	(28)	439 %
Capital	4,507	4,652	(3)%
Total liabilities and capital	$ 80,662	$ 70,671	14 %

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	For the three months ended June 30,			For the year to date ended June 30,		
	2016	2015	Change	2016	2015	Change
Interest income	$ 317	$ 309	3 %	$ 635	$ 630	1 %
Interest expense	(206)	(188)	10 %	(404)	(379)	7 %
Net interest income	111	121	(8)%	231	251	(8)%
Reversal of (provision for) credit losses	—	(4)	100 %	—	(4)	100 %
Net interest income after reversal of (provision for) credit losses	111	117	(5)%	231	247	(6)%
Litigation settlement awards	38	10	280 %	38	11	245 %
Other noninterest gain (loss)	12	14	(14)%	9	8	13 %
Other noninterest expense	(46)	(33)	39 %	(86)	(66)	30 %
Income before affordable housing program assessment	115	108	6 %	192	200	(4)%
Affordable Housing Program assessment	(11)	(11)	— %	(19)	(20)	(5)%
Net income	$ 104	$ 97	7 %	$ 173	$ 180	(4)%
Net yield on interest-earning assets (GAAP basis including prepayment fees on advances and investments)	0.57%	0.71%	(0.14)%	0.61%	0.71%	(0.10)%
Prepayment fee income on advances	$ 6	$ —	— %	$ 7	$ 6	17 %
Prepayment fee income on investments	$ 5	$ 12	(58)%	$ 26	$ 31	(16)%
Adjusted net yield on interest-earnings assets (non-GAAP basis excluding prepayment fees on advances and investments)	0.51%	0.64%	(0.13)%	0.53%	0.60%	(0.07)%